UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              TechTeam Global, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   87831110-9
                                 (CUSIP Number)

                                 March 30, 2006
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87831110-9                   13G                Page 2 of 20 Pages

     (1)    NAMES OF REPORTING PERSONS I.R.S.
            IDENTIFICATION NO. OF ABOVE PERSONS

            Ramius Capital Group, L.L.C.  13-3937658
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    992,887
SHARES         -----------------------------------------------------------------


BENEFICIALLY   (6)  SHARED VOTING POWER

                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    992,887
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             992,887
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUN
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.90%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IA, OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 3 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            RCG Ambrose Master Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    125,178
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    125,178
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             125,178
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             1.25%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 4 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            RCG Halifax Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    126,493
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    126,493
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             126,493
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT  IN ROW (9)
             1.26%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             CO
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 5 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Ramius Master Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    530,093
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    530,093
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             530,093
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT IN
             ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.29%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             CO
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 6 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Ramius Securities, L.L.C.  58-2253019
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    211,123
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0

OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    211,123
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             211,123
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             2.11%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             BD
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 7 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Ramius Advisors, L.L.C.  13-3954331
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    530,093
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0

OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    530,093
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             530,093
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.29%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IA, OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 8 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            C4S & Co., L.L.C. 13-3946794
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    992,887
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0

OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    992,887
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             992,887
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.90%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 9 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Peter A. Cohen
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    992,887

OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    992,887
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             992,887
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.90%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 10 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Morgan B. Stark
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    992,887

OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    992,887
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             992,887
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.90%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 11 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Thomas W. Strauss
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    992,887
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    992,887
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             992,887
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.90%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 12 of 20 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Jeffrey M. Solomon
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    992,887

OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    992,887
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY
             OWNED BY EACH REPORTING PERSON
             992,887
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                         [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.90%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
--------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87831110-9                   13G                Page 13 of 20 Pages

Item 1.

(a)  Name of Issuer

     Techteam Global, Inc., a Delaware Corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

     27335 W. Eleven Mile Rd.
     Southfield, MI 48034

Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship

     Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: Delaware

     RCG Ambrose Master Fund, Ltd.
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: Cayman Islands

     RCG Halifax Fund, Ltd.
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: Cayman Islands

     Ramius Master Fund, Ltd.
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: Cayman Islands

     Ramius Securities, L.L.C.
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: Delaware

     Ramius Advisors, L.L.C.
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: Delaware

     C4S & Co., L.L.C.
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: Delaware

CUSIP No. 87831110-9                   13G                Page 14 of 20 Pages


     Peter A. Cohen
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: United States

     Morgan B. Stark
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: United States

     Thomas W. Strauss
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: United States

     Jeffrey M. Solomon
     c/o Ramius Capital Group, L.L.C.
     666 Third Avenue, 26th Floor
     New York, New York 10017
     Citizenship: United States

Item 2(d). Title of Class of Securities

     Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e). CUSIP Number

     87831110-9


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
     (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 87831110-9                   13G                Page 15 of 20 Pages


(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of the date hereof, (i) RCG Ambrose Master Fund, Ltd., a Cayman Islands company ("Ambrose") owns 125,178 shares of Common Stock, (ii) RCG Halifax Fund, Ltd., a Cayman Islands company ("Halifax") owns 126,493 shares of Common Stock, (iii) Ramius Master Fund, Ltd., a Cayman Islands Company ("Ramius Master Fund") owns 530,093 shares of Common Stock, and (iv) Ramius Securities, L.L.C., a Delaware limited liability company ("Ramius Securities") owns 211,123 shares of Common Stock. In addition, (i) Ramius Advisors, L.L.C., a Delaware limited liability company ("Ramius Advisors") may be deemed to beneficially own the 530,093 shares owned by Ramius Master Fund and (ii) each of Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), Peter A. Cohen ("Mr. Cohen"), Morgan B. Stark ("Mr. Stark"), Thomas W. Strauss ("Mr. Strauss") and Jeffrey M. Solomon ("Mr. Solomon") may be deemed to beneficially own all shares of Common Stock held by Ambrose, Halifax, Ramius Master Fund and Ramius Securities, an aggregate number of 992,887 shares of Common Stock.

          Note: Ramius Capital is the investment manager of Ambrose and Halifax and has the power to direct some of the affairs of Ambrose and Halifax, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. Ramius Advisors is the investment manager of Ramius Master Fund and has the power to direct some of the affairs of Ramius Master Fund, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. Ramius Capital is the managing member of Ramius Advisors. Ramius Securities is a broker dealer affiliated with Ramius Capital. Ramius Capital is the managing member of Ramius Securities. C4S is the managing member of Ramius Capital and in that capacity directs its operations. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon are the managing members of C4S and in that capacity direct its operations. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. In addition, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon disclaims beneficial ownership of the shares of Common Stock owned by Ambrose, Halifax, Ramius Master Fund and Ramius Securities and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

          (b)  Percent of class:

CUSIP No. 87831110-9                   13G                Page 16 of 20 Pages


          Based on the annual report on Form 10-K filed by the Company on March 16, 2006, there were 10,029,204 shares of Common Stock outstanding as of March 10, 2006. Therefore, (i) Ambrose may be deemed to beneficially own 1.25% of the outstanding shares of Common Stock, (ii) Halifax may be deemed to beneficially own 1.26% of the outstanding shares of Common Stock, (iii) each of Ramius Master Fund and Ramius Advisors may be deemed to beneficially own 5.29% of the outstanding shares of Common Stock, (iv) Ramius Securities may be deemed to beneficially own 2.11% of the outstanding shares of Common Stock, and (v) each of Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed to beneficially own 9.90% of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               See Item 4(a) above.

          (ii) Shared power to vote or to direct the vote

               See Item 4(a) above.

         (iii) Sole power to dispose or to direct the disposition of

               See Item 4(a) above.

          (iv) Shared power to dispose or to direct the disposition of

               See Item 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     See Exhibit I.

Item 9. Notice of Dissolution of Group

     Not applicable

CUSIP No. 87831110-9                   13G                Page 17 of 20 Pages


Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 10, 2006, by and among Ramius Capital, Ambrose, Halifax, Ramius Master Fund, Ramius Securities, Ramius Advisors, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon.

Exhibit II: Power of attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon dated March 11, 2005.

CUSIP No. 87831110-9                   13G                Page 18 of 20 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 10, 2006

RCG AMBROSE MASTER FUND, LTD.               RAMIUS MASTER FUND, LTD
By: Ramius Capital Group, L.L.C.,           By: Ramius Advisors, L.L.C.
    its investment manager                      its investment manager
By: C4S & Co., L.L.C.,                      By: Ramius Capital Group, L.L.C.
    its Managing Member                         its managing member

RCG HALIFAX FUND, LTD.                      RAMIUS ADVISORS, L.L.C.
By: Ramius Capital Group, L.L.C.,           By: Ramius Capital Group, L.L.C.,
    its investment manager                  its managing member
By: C4S & Co., L.L.C.,
    its managing member                     RAMIUS CAPITAL GROUP, L.L.C.
                                            By: C4S & Co., L.L.C.,
RAMIUS SECURITIES, L.L.C.                       as managing member
By: Ramius Capital Group, L.L.C.,
    its Managing Member                     C4S & CO., L.L.C.
By: C4S & Co., L.L.C.,
    its Managing Member

                           By: /s/ Morgan B. Stark
                              ---------------------------
                              Name:  Morgan B. Stark
                              Title: Authorized Signatory

MORGAN B. STARK

/s/ Morgan B. Stark
-------------------------------------
Individually and as attorney-in-fact
for  Peter A. Cohen,
Jeffrey M. Solomon and
Thomas W. Strauss

CUSIP No. 87831110-9                   13G                Page 19 of 20 Pages


                                    EXHIBIT I
                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  April 10, 2006

RCG AMBROSE MASTER FUND, LTD.               RAMIUS MASTER FUND, LTD
By: Ramius Capital Group, L.L.C.,           By: Ramius Advisors, L.L.C.
    its investment manager                      its investment manager
By: C4S & Co., L.L.C.,                      By: Ramius Capital Group, L.L.C.
    its Managing Member                         its managing member

RCG HALIFAX FUND, LTD.                      RAMIUS ADVISORS, L.L.C.
By: Ramius Capital Group, L.L.C.,           By: Ramius Capital Group, L.L.C.,
    its investment manager                  its managing member
By: C4S & Co., L.L.C.,
    its managing member                     RAMIUS CAPITAL GROUP, L.L.C.
                                            By: C4S & Co., L.L.C.,
RAMIUS SECURITIES, L.L.C.                       as managing member
By: Ramius Capital Group, L.L.C.,
    its Managing Member                     C4S & CO., L.L.C.
By: C4S & Co., L.L.C.,
    its Managing Member

                           By: /s/ Morgan B. Stark
                              ---------------------------
                              Name:  Morgan B. Stark
                              Title: Authorized Signatory

MORGAN B. STARK

/s/ Morgan B. Stark
-------------------------------------
Individually and as attorney-in-fact
for  Peter A. Cohen,
Jeffrey M. Solomon and
Thomas W. Strauss

CUSIP No. 87831110-9                   13G                Page 20 of 20 Pages


                                   EXHIBIT II
                                POWER OF ATTORNEY

     The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date:    March 11, 2005

                                    /s/ Peter A. Cohen
                                    ---------------------------------------
                                    Peter A. Cohen



                                    /s/ Morgan B. Stark
                                    ---------------------------------------
                                    Morgan B. Stark



                                    /s/ Thomas W. Strauss
                                    ---------------------------------------
                                    Thomas W. Strauss



                                    /s/ Jeffrey M. Solomon
                                    ---------------------------------------
                                    Jeffrey M. Solomon